SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

(Mark One)

☒        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2002

OR

137

☐        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                 to

Commission file number:

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Mid-State Bank & Trust Profit Sharing and Salary Deferral 401(k) Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Mid-State Bank & Trust
1026 Grand Avenue
Arroyo Grande, California 93420

Mid-State Bank & Trust Profit Sharing and Salary Deferral 401(k) Plan

Financial Statements and
Supplemental Schedule

As of December 31, 2002 and 2001 and
For the Year Ended December 31, 2002

Mid-State Bank & Trust Profit Sharing and Salary Deferral 401(k) Plan

Financial Statements and
Supplemental Schedule

As of December 31, 2002 and 2001 and
For the Year Ended December 31, 2002

Mid-State Bank & Trust

Profit Sharing and Salary Deferral 401(k) Plan

Note:                   Schedules other than those listed above have been omitted because they are not required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

Report of Independent Public Accountants

To the Retirement Committee of the
Mid-State Bank & Trust Profit Sharing and Salary Deferral 401(k) Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Mid-State Bank & Trust Profit Sharing and Salary Deferral 401(k) Plan (the Plan) as of December 31, 2002 and 2001, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2002.  These financial statements and the schedules referred to below are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements and the schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for plan benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedules of Assets Held as of December 31, 2002 and Nonexempt Transactions for the year ended December 31, 2002 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Los Angeles, California

June 24, 2003

Mid-State Bank & Trust

Profit Sharing and Salary Deferral 401(k) Plan

Statements of Net Assets Available for Plan Benefits

December 31,	2002	2001

Assets:
Investments, at fair value	$34,907,223	$38,784,257

Receivables:
Participant contributions	—	—
Employer contributions	—	—

Total receivables	—	—

Total assets	34,907,223	38,784,257

Liabilities	—	—

Total liabilities	—	—

Net assets available for plan benefits	$34,907,223	$38,784,257

See accompanying notes to financial statements.

Mid-State Bank & Trust

Profit Sharing and Salary Deferral 401(k) Plan

Statement of Changes in Net Assets Available for Plan Benefits

Year ended December 31,	2002

Net assets available for plan benefits, beginning of year	$38,784,257

Additions:
Investment income:
Interest	502,234
Dividends	62,571

564,805
Less: transactional expenses	15,166

Net investment income	549,639

Contributions:
Employer contributions, net of forfeitures of $144,456	2,217,171
Participant contributions	1,834,667

Total contributions	4,051,838

Total additions	4,601,477

Deductions:
Benefits paid to participants	4,009,570
Net depreciation in fair value of investments	4,468,941

Total deductions	8,478,511

Net decrease	(3,877,034)

Net assets available for plan benefits, end of year	$34,907,223

See accompanying notes to financial statement.

Mid-State Bank & Trust

Profit Sharing and Salary Deferral 401(k) Plan

Notes to Financial Statements

1.	Description of the Plan

The following summary description of the Mid-State Bank & Trust Profit Sharing and Salary Deferral 401(k) Plan (the Plan) is provided for general information purposes only.  Participants should refer to the Plan document and related amendments for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all employees of Mid-State Bank & Trust (the Bank or Mid-State).  Participants become eligible on the first day of the month following completion of ninety days of service.  The Bank is both the sponsor and administrator of the Plan.  The trustee of the Plan is the CIGNA Retirement and Investment Services (the Trustee or CIGNA).  Connecticut General Life Insurance is an indirect wholly-owned Subsidiary of CIGNA.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, (ERISA).

Effective September 28, 2001, the Bank entered into an Agreement of Merger (the Agreement) with American Commercial Bank.  In connection with the Agreement, the assets of American Commercial Bank 401(k) Plan were transferred into the Plan.  The aggregate balance of accounts transferred was $1,883,847.  On the date of transfer, participants of this plan became fully vested in any unvested portions of their accounts.  Future contributions under the Plan will vest in accordance with the vesting schedule defined herein.  In accordance with the Agreement, participants were given credit for any prior service at American Commercial Bank.

Effective January 1, 2002, the Plan adopted various mandated and optional provisions of the Economic Growth and Tax Relief Reconciliation Act (EGTRRA).  Among these new provisions are permitting increased deferral limits for all participants, and further deferrals for participants 50 years of age and older.

Contributions

Participants may defer up to 15 percent of their pre-tax compensation through payroll deductions, subject to certain income related restrictions.  The Bank made a discretionary matching contribution per pay period to all participants who made contributions to the Plan during the years presented.  For the year ended December 31, 2002, the matching contribution was $640,748.  For each eligible employee that is employed by the Plan Sponsor on the last day of the contribution period, the Bank may also contribute a profit sharing allocation to the Plan.  This contribution is determined annually by the Bank’s Board of Directors. The Board of Directors of the Bank elected to make a profit sharing allocation to the Plan of $1,720,879 for fiscal year 2002.  The profit-sharing contribution was remitted to the Plan prior to December 31, 2002 and accordingly is included in investments on the Statement of Net Assets Available for Plan Benefits as of December 31, 2002.  The Bank’s profit-sharing contribution, together with its salary deferral matching contribution and any additional contributions in each Plan year, may not exceed 15 percent of the compensation of all Plan participants.  Total contributions in any Plan year are subject to the applicable annual additions limitations under the Internal Revenue Code (IRC).

Participant Accounts

Each participant’s account is credited with the participant’s voluntary contribution and an allocation of (a) the Bank’s contributions; (b) amounts previously forfeited for reinstated employees; (c) investment income; and (d) investment appreciation or depreciation.  Participants who make distributions from their accounts or invest in the Bank’s stock are charged a transaction fee.  The Bank’s profit sharing contribution was allocated to each participant’s account in the proportion that each participant’s annual compensation bears to the total compensation for all participants for the Plan year.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are fully vested in any voluntary contributions and income thereon. Participants vest in Bank contributions and the related income earned as follows:

Year(s) of Service	Percentage Vested

1	20%
2	40%
3	60%
4	80%
5	100%

Notwithstanding the above, if a participant (1) attains the age of 59½, (2) dies or (3) terminates employment by reason of disability while employed, the Bank’s contribution and forfeitures allocated to such participant becomes 100 percent vested without regard to years of service.

Payment of Benefits

Upon termination of employment, attaining the age of 59 ½, death or disability, participants may elect to receive benefits in the form of a single lump-sum amount equal to the value of their vested interest in their account or equal installments over a period of not more than the life expectancy determined at the time of distribution.  The Plan also provides for hardship withdrawals from a participant’s vested interest in their account for immediate and heavy financial needs, subject to certain limitations.  Payments are valued as of the last valuation date on or before termination and are recorded when paid.

Participant Loans

The Plan permits participants to borrow against their vested account balances.  Participants can borrow the lesser of 50 percent of their vested account balance or $50,000 reduced by the excess, if any, of their highest outstanding balance of loans from the Plan during the one-year period prior to the date of the loan over their current outstanding balance of loans.  The interest rate on participant loans is the prime rate at inception of the loan plus one percent.  Loans outstanding as of December 31, 2002 and 2001 had an interest rate of 4.75 percent to 9.50 percent and 4.75 percent to 10.50 percent, respectively, and mature between 2003 and 2017, and 2002 and 2015, respectively.

Forfeitures

Forfeitures attributable to the Bank’s matching contributions are used to reduce the Bank’s contribution for the Plan year in which the forfeitures occur.

Forfeitures attributable to the Bank’s discretionary contributions are added to the Bank’s discretionary contribution for the Plan year in which such forfeitures occur and allocated among the participants’ accounts in the same manner as the Bank’s discretionary contributions.

For the year ended December 31, 2002, employer contributions were reduced by $144,456 as a result of forfeitures. Unallocated forfeitures at December 31, 2002 totaled $15,446.

Administrative Expenses

All expenses incurred in the administration of the Plan, including legal and accounting fees, are paid directly by the Bank.  During the 2002 Plan year, the administrative expenses paid by the Bank totaled $2,394.  Participants paid transactional expenses that amounted to $15,166 for the year ended December 31, 2002, which is presented as a reduction to net investment income.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) and thus are based on the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan investments in Mid-State Bancshares amounted to approximately $2,818,000 and $2,620,000 as of December 31, 2002 and 2001, respectively.  Such investments represent approximately 8% and 7% of total assets as of December 31, 2002 and 2001, respectively.  For risks and uncertainties regarding Mid-State Bancshares, participants should refer to the December 31, 2001 and 2000 Forms 10-Ks and March 31, 2003 Form 10-Q filed with the Securities and Exchange Commission as of and for the periods then ended.

The Plan provides for various investment options in pooled separate accounts that invest in investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risk.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term would materially affect participants’ account balances and the amounts reported in statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

The Plan invests in securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies.  These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than securities of comparable U.S companies.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value.  The Mid-State Bancshares are based on quoted market prices.  The Pooled Separate accounts are based on the unit price of the net asset value of shares held by the Plan at year-end.  One of the Plan’s investments is a non-benefit-responsive investment contract valued at fair value (see Note 4).  It is management’s belief that fair value approximates contract value.  Participants loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Investment income and appreciation or depreciation is allocated daily to each participant’s account in proportion to the ratio of the account balance to all account balances.

3.	Investments	The following presents investments that represent five percent or more of the Plan’s net assets:

December 31,	2002	2001

Common Trust, Pooled Separate Accounts:
CIGNA Charter Guaranteed Income Fund (see Note 4)	$10,338,342	$10,354,268
Fidelity Advisor Equity Income Account	3,075,396	3,715,790
Invesco Dynamics Account	2,048,394	3,061,656
CIGNA Charter Small Company Stock – Value I Fund	5,091,984	5,775,253
CIGNA Charter Lifetime 40	3,014,558	3,578,603
Mid-State Bancshares	2,818,379	2,619,884
Participant Loans	1,724,466	1,864,008

During the Plan year ended December 31, 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

Common Trust, Pooled Separate Accounts	$(4,512,162)
Guaranteed Income Fund	—
Common Stock (Mid-State Bancshares)	43,221

Total	$(4,468,941)

4.	Investment Contract with Insurance Company

In 1999, the Plan entered into an investment contract with the Trustee.  The contract allows the Plan to offer an investment option, CIGNA Charter Guaranteed Income Fund (GIF), with a guaranteed rate of return.  Once invested in this fund, the Participant may be limited under certain circumstances to transfer or withdraw funds from the investment.  In accordance with the provisions of SOP 94-4, the GIF was determined not to be fully benefit-responsive by the plan administrator; accordingly, it is stated at fair value, which approximates contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise.  The average yield and crediting interest rate for the years ended December 31, 2002 and 2001 was approximately 4.2 percent and 5.2 percent, respectively.  The crediting interest rate is based on a formula agreed upon with the issuer.  Such interest rates are reviewed semi-annually for resetting.  The latest interest rate was reset for the period July 1, 2002 through December 31, 2002 at 4.0 percent.

5.	Tax-Exempt Status

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated February 12, 1996, that the Plan and related trust are designed in accordance with applicable sections of the IRC.  The Plan has been amended since receiving the determination letter.  However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.  The Plan is in process of filing for a new determination letter with the IRS in conjunction with the plan amendments relating to the Plan merger and the Economic Growth and Tax Relief Reconciliation Act (EGTRRA).

6.	Party-in-Interest Transactions

The Trustee and the Bank are parties-in-interest as defined by ERISA.  The Trustee invests Plan assets in its collective investment funds and the Bank’s Common Stock.  Such transactions qualify as party-in-interest transactions permitted by the Department of Labor’s Rules and Regulations and are exempt under Section 408(b)(8) of the IRC.

7.	Plan Termination

Although it has not expressed any intent to do so, the Bank has the right to amend the Plan, discontinue its contributions completely, or terminate the Plan subject to the provisions of ERISA.  In the event of complete discontinuance of the Bank’s contributions or termination of the Plan, participants will become 100 percent vested in their accounts.

Mid-State Bank & Trust

Profit Sharing and Salary Deferral 401(k) Plan

Schedule I: – Form 5500 – Schedule H – Line 4i –

Schedule of Assets Held as of December 31, 2002

EIN:  95-2135438

Plan Number: 001

Identity of Issuer, borrower or similar party	Description of Investment	Current Value

	Common Trust, Pooled Separate Accounts:

* Connecticut General Life Insurance	CIGNA Charter Guaranteed Income Fund	$10,338,342
* Connecticut General Life Insurance	Fidelity Advisor Equity Income Account	3,075,396
* Connecticut General Life Insurance	CIGNA Charter Small Company Stock – Growth Fund	651,506
* Connecticut General Life Insurance	Invesco Dynamics Account	2,048,394
* Connecticut General Life Insurance	CIGNA Charter Large Company Stock – Growth Fund	706,750
* Connecticut General Life Insurance	CIGNA Charter Large Company Stock Index Fund	995,008
* Connecticut General Life Insurance	CIGNA Charter Small Company Stock – Value I Fund	5,091,984
* Connecticut General Life Insurance	CIGNA Charter Foreign Stock II Fund	1,012,509
* Connecticut General Life Insurance	Janus Aspen Series Worldwide Growth Account	812,354
* Connecticut General Life Insurance	CIGNA Charter Core Bond Fund	1,167,749
* Connecticut General Life Insurance	CIGNA Charter Lifetime 20	44,099
* Connecticut General Life Insurance	CIGNA Charter Lifetime 30	60,691
* Connecticut General Life Insurance	CIGNA Charter Lifetime 40	3,014,558
* Connecticut General Life Insurance	CIGNA Charter Lifetime 50	154,551
* Connecticut General Life Insurance	CIGNA Charter Lifetime 60	104,004
* Connecticut General Life Insurance	CIGNA Charter Large Company Stock – Value Fund	689,136
* Connecticut General Life Insurance	CIGNA Charter Mid Company Stock – Value Fund	327,312
* Connecticut General Life Insurance	CIGNA Charter Mid Company Stock – Growth Fund	58,132
* Connecticut General Life Insurance	CIGNA Nations International – Value Fund	11,903

		30,364,378

	Common Stock:

* National Financial Services	Mid-State Bancshares	2,818,379

	Participant Loans Allocated to:

* Participant loans	Interest rates ranging from 4.75 percent to 9.50 percent with maturities from 2003 to 2017.	1,724,466

Total assets held		$34,907,223

*Represents a party-in-interest.

Mid-State Bank & Trust

Profit Sharing and Salary Deferral 401(k) Plan

Schedule II:  Schedule G, Part III – Nonexempt Transactions

For the Year Ended December 31, 2002

EIN:  95-2135438

Plan Number: 66440-001

(b) Relationship to plan, employer or (a) the party-in-interest	(c) Description of Transactions	(d) Principal Amount	(e) Loan Origination Date	(f) Loan Repayment Date	(g) Loan Period in Days	(h) Interest Rate	(i) Accrued Interest Income through 3/25/2002	(j) Accrued Interest Loan Period in Days	(k) Accrued Interest Income through December 31, 2002	(l) = (i)+(k) Total Accrued Interest Income

* Mid-State Bank & Trust Plan Sponsor	Inadvertent untimely remittances of employee contributions	$5,593	10/7/2001	3/25/2002	145	7.00%	$405	281	$30	$435	(1)

		$5,593					$405		$30	$435

* Party-in-interest as defined by ERISA.

(1) Interest has not been paid through the date of the report of the independent public accountant.

Exhibit 23

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

As independent public accountants, we hereby consent to the incorporation of our report dated June 24, 2003, included in this Form 11-K for the year ended December 31, 2002, into Mid-State Bank & Trust’s previously filed Registration Statements which follow:

Registration Form	File No.	Effective Date

Form S-8	333-38584	June 5, 2000

BDO SEIDMAN, LLP

Los Angeles, California

June 24, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MID-STATE BANK & TRUST PROFIT SHARING AND SALARY DEFERRAL 401(k) PLAN

By:	/s/ James G. Stathos
James G. Stathos, Member of Investment
Committee of the MID-STATE BANK & TRUST PROFIT
SHARING AND SALARY DEFERRAL 401(k) PLAN

Dated: June 24, 2003